As Filed with the Securities and Exchange Commission on June 24, 2005.
                                                     Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                       NOMURA HORUDINGUSU KABUSHIKI KAISHA
   (Exact name of issuer of deposited securities as specified in its charter)

                              NOMURA HOLDINGS, INC.
                   (Translation of issuer's name into English)

                                      JAPAN
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             | | on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares, check the following box. ?

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================

    Title of each class of                  Amount             Proposed maximum           Proposed maximum             Amount of
 Securities to be registered          to be registered    Aggregate price per unit(1)  aggregate offering price(1)  registration fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced     100,000,000                $.05                      $5,000,000                $588.50
by American Depositary Receipts,          American
each American Depositary Share           Depositary
evidencing one common stock of              Shares
Nomura Holdings, Inc.
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 333-14178) previously filed by the registrant.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

      Item Number and Caption                                Location in Form of
      -----------------------                                American Depositary Receipt
                                                             Filed Herewith as Prospectus
                                                             ----------------------------
(1)   Name and address of Depositary                         Introductory Paragraph

(2)   Title of American Depositary Receipts                  Face of American Depositary Receipt, top center
      and identity of deposited securities

      Terms of Deposit:

      (i)    The amount of deposited securities              Face of American Depositary Receipt - upper right
             represented by one unit of American             corner
             Depositary Shares

      (ii)   The procedure for voting, if any, the           Paragraphs (15) and (16)
             deposited securities

      (iii)  The collection and distribution of              Paragraphs (12), (13) and (15)
             dividends

      (iv)   The transmission of notices,                    Paragraphs (11), (15) and (16)
             reports and proxy soliciting
             material

      (v)    The sale or exercise of rights                  Paragraph (14)

      (vi)   The deposit or sale of securities               Paragraphs (12) and (17)
             resulting from dividends, splits or
             plans of reorganization

      (vii)  Amendment, extension or termination of          Paragraphs (20) and (21)
             the Deposit Agreement

      (viii) Rights of holders of receipts to                Paragraph (11)
             inspect the transfer books of the
             Depositary and the list of holders
             of receipts

      (ix)   Restrictions upon the right to deposit          Paragraphs (2), (3), (4), (5), (6), (8) and (22)
             or withdraw the underlying securities

      Item Number and Caption                                Location in Form of
      -----------------------                                American Depositary Receipt
                                                             Filed Herewith as Prospectus
                                                             ----------------------------
      (x)    Limitation upon the liability of                Paragraphs (14) and (18)
             the Depositary

(3)   Fees and Charges                                       Paragraph (7)

Item 2. Available Information

      Item Number and Caption                                Location in Form of
      -----------------------                                American Depositary Receipt
                                                             Filed Herewith as Prospectus
                                                             ----------------------------

2(a)  Statement that Nomura Holdings, Inc. is                Paragraph (11)
      subject to the periodic reporting
      requirements of the Securities Exchange
      Act of 1934 and, accordingly, files certain
      reports with the Commission and that
      such reports can be inspected by holders
      of American Depositary Receipts and
      copied at public reference facilities
      maintained by the Commission in
      Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of December 14, 2001, among Nomura Holdings, Inc. (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

----------
* Incorporated by reference to Form F-6 Registration Statement No. 333-14178 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of December 14, 2001, among Nomura Holdings, Inc., The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 24, 2005.

                                                    By: THE BANK OF NEW YORK,
                                                          as Depositary

                                                  By: \s\ Marianne Erlandsen
                                                      -------------------------
                                                      Name:  Marianne Erlandsen
                                                      Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Nomura Holdings, Inc. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Japan on June 24, 2005.

                                                         NOMURA HOLDINGS, INC.

                                                     By: \s\ Nobuyuki Koga
                                                         ----------------------
                                                         Name:  Nobuyuki Koga
                                                         Title: President & CEO

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on June 24, 2005.

Name                           Title
----                           -----

\s\ Junichi Ujiie              Chairman of the Board of Directors
----------------------         Senior Managing Director
Junichi Ujiie

\s\ Nobuyuki Koga              Director
----------------------         President & CEO
Nobuyuki Koga                  (Principal Executive Officer)

\s\ Hiroshi Toda               Director
----------------------         Deputy President & COO
Hiroshi Toda

\s\ Kazutoshi Inano            Director
----------------------         Deputy President & Co-COO
Kazutoshi Inano

\s\ Nobuyuki Shigemune         Director
----------------------
Nobuyuki Shigemune

\s\ Shozo Kumano               Director
----------------------
Shozo Kumano

\s\ Masaharu Shibata           Director
----------------------
Masaharu Shibata

Name                           Title
----                           -----

\s\ Hideaki Kubori             Director
----------------------
Hideaki Kubori

\s\ Haruo Tsuji                Director
----------------------
Haruo Tsuji

\s\ Fumihide Nomura            Director
----------------------
Fumihide Nomura

\s\ Koji Tajika                Director
----------------------
Koji Tajika

\s\ Masafumi Nakada            Senior Managing Director
----------------------         (Chief Financial Officer)
Masafumi Nakada                (Principal Financial and Accounting Officer)



\s\ Hideyuki Takahashi         Senior Managing Director
----------------------         Authorized Representative in the United States
Hideyuki Takahashi

                                INDEX TO EXHIBITS

Exhibit
Number
------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)   Certification under Rule 466.